Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 3 DATED DECEMBER 9, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

4700 Eisenhower Ave Controlled Subsidiary – Alexandria, VA

On December 6, 2021, we directly acquired ownership of a “wholly-owned subsidiary,” FRIND-Eisenhower, LLC (the “4700 Eisenhower Ave Controlled Subsidiary”) for an initial purchase price of approximately $14,100,000, which is the initial stated value of our equity interest in the 4700 Eisenhower Ave Controlled Subsidiary (the “4700 Eisenhower Ave Investment”). The 4700 Eisenhower Ave Controlled Subsidiary used the proceeds of the 4700 Eisenhower Ave Investment to acquire a vacant industrial building containing approximately 45,000 square feet of net rentable area on an approximately 3.8-acre site located at 4700 Eisenhower Ave Drive, Alexandria, VA 22304 (the “4700 Eisenhower Ave Property”). The initial 4700 Eisenhower Ave Investment was funded with proceeds from our Offering, and the closing of the initial 4700 Eisenhower Ave Investment and the 4700 Eisenhower Ave Property occurred concurrently.

Pursuant to the agreements governing the 4700 Eisenhower Ave Investment, we have full authority for the management of the 4700 Eisenhower Ave Controlled Subsidiary, including the 4700 Eisenhower Ave Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 4700 Eisenhower Ave Property purchase price, paid directly by the 4700 Eisenhower Ave Controlled Subsidiary.

The total purchase price for the 4700 Eisenhower Ave Property was approximately $14,100,000, or approximately $392 per rentable square foot. We anticipate tenant improvement costs of approximately $2,950,000 and soft costs of $495,000 for the closing of the acquisition, bringing the total projected project cost for the 4700 Eisenhower Ave Property to approximately $17,545,000.

The 4700 Eisenhower Ave Property was built in 1972 and was delivered vacant. The 4700 Eisenhower Ave Property is located in the Eisenhower Ave submarket, approximately 58 miles from Baltimore, MD, 12 miles from Washington, D.C., and 5 miles from the I-395/495/95 interchange. No financing was used for the acquisition of the 4700 Eisenhower Ave Property; however, financing may be pursued at a later date.

The following table contains underwriting assumptions for the 4700 Eisenhower Ave Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
4700 Eisenhower Ave	5.0%	4.25%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise eFund, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.